SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 11, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

11 February 2014

Smith & Nephew plc announces that it has today been informed of changes to the share interests of directors and persons discharging managerial responsibilities ("PDMRs"), detailed below, following completion of the related performance periods:

1. 2004 Performance Share Plan ("PSP"):

Name of Director	Number of Ordinary Shares under award granted on 07/09/2011	Number of Ordinary Shares under award lapsing
Olivier Bohuon	227,547	227,547

2. 2004 Executive Share Option Plan

Name of Director	Number of Ordinary Shares under option granted on 07/09/2011	Number of Ordinary Shares under option lapsing
Olivier Bohuon	151,698 (i)	151,698

3. Smith & Nephew Global Share Plan (Performance Share Awards):

Name of Director / PDMR	Number of Ordinary Shares / ADS' under award granted on 07/09/2011	Number of Ordinary Shares / ADS' under award lapsing
John Campo	7,830 ADS'	7,830 ADS'
Michael Frazzette	17,573 ADS'	17,573 ADS'
R Gordon Howe	6,321 ADS'	6,321 ADS'
Helen Maye	34,432 Ordinary Shares	34,432 Ordinary Shares
Roger Teasdale	37,562 Ordinary Shares	37,562 Ordinary Shares

Notes:

(i) 4,942 of the options were UK approved options granted under the Smith & Nephew Global Share Plans 2010 but subject to the same performance conditions as the remainder of the grant.
(ii) The performance share awards and options granted on 7 September 2011 have lapsed in full following completion of the performance measurement period.
(iii) One ADS is equivalent to five Ordinary Shares of US$0.20 each.
This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 11, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary